Exhibit 99.1

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2026

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of September 30, 2026

F-1

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(U.S. dollars in thousands, except for number of shares and par value)

	September 30, 2026	December 31, 2025

Assets

CURRENT ASSETS:
Cash and cash equivalents	35,416	27,863
Short-term deposits	39,325	64,733
Restricted short-term deposit	1,120	1,132
Trade accounts receivable	14,800	9,971
Prepaid expenses and other current assets	1,685	4,842
Inventories	13,088	10,117
TOTAL CURRENT ASSETS	105,434	118,658

LONG-TERM ASSETS:
Property and equipment, net	2,156	2,901
Operating lease right-of-use assets	6,202	6,901
Intangible assets	3,056	3,762
Goodwill	1,847	1,847
Other assets	595	632
TOTAL LONG-TERM ASSETS	13,856	16,043
TOTAL ASSETS	119,290	134,701

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

F-2

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(U.S. dollars in thousands, except for number of shares and par value)

	September 30, 2026	December 31, 2025

Liabilities and Shareholders’ Equity

CURRENT LIABILITIES:
Trade accounts payable	4,376	4,698
Accrued compensation	5,969	7,298
Earnout liability	-	282
Current maturities of operating leases liabilities	1,737	1,526
Other current liabilities	7,088	9,130
TOTAL CURRENT LIABILITIES	19,170	22,934

LONG-TERM LIABILITIES:
Non-current operating leases liabilities	5,953	6,717
Other long-term liabilities	107	67
TOTAL LONG-TERM LIABILITIES	6,060	6,784
TOTAL LIABILITIES	25,230	29,718

COMMITMENTS AND CONTINGENT LIABILITIES (note 4)

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value: 700,000,000 shares authorized as of September 30, 2026, and December 31, 2025; 109,070,275 and 106,352,460 shares issued and 109,070,275 and 103,050,266 shares outstanding as of September 30, 2026, and December 31, 2025, respectively	49	49
Treasury shares at cost: 0 and 3,302,194 shares as of September 30, 2026, and December 31, 2025, respectively	-	(10,006)
Additional paid-in capital	361,431	360,013
Accumulated other comprehensive income	(78)	429
Accumulated deficit	(267,342)	(245,502)
TOTAL SHAREHOLDERS’ EQUITY	94,060	104,983
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	119,290	134,701

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

F-3

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

	Nine months ended September 30		Three months ended September 30
	2026	2025	2026	2025

REVENUES	56,876	51,222	21,912	17,335
COST OF REVENUES	(21,624)	(18,883)	(8,286)	(6,413)
GROSS PROFIT	35,252	32,339	13,626	10,922

OPERATING EXPENSES:
Research and development expenses	(31,143)	(31,591)	(10,773)	(10,803)
Sales and marketing expenses	(15,704)	(15,974)	(5,297)	(5,201)
General and administrative expenses	(11,892)	(9,575)	(3,877)	(2,211)
Change in earnout liability	282	(81)	-	(744)
TOTAL OPERATING EXPENSES	(58,457)	(57,221)	(19,947)	(18,959)
OPERATING LOSS	(23,205)	(24,882)	(6,321)	(8,037)
Change in fair value of Forfeiture Shares	-	1	-	1
FINANCIAL INCOME, NET	1,505	2,189	911	726
LOSS BEFORE INCOME TAXES	(21,700)	(22,692)	(5,410)	(7,310)
INCOME TAXES	(149)	(128)	(93)	(14)
LOSS AFTER INCOME TAXES	(21,849)	(22,820)	(5,503)	(7,324)
Equity in earnings of investee	9	7	5	3
NET LOSS	(21,840)	(22,813)	(5,498)	(7,321)

Basic and diluted net loss per Ordinary Share	(0.20)	(0.22)	(0.05)	(0.07)
Weighted average number of shares and vested RSUs used in computing net loss per Ordinary Share	107,042,978	103,398,521	108,844,756	101,387,826

Other comprehensive income (loss):
Change in unrealized gain (loss) on cash flow hedges	(507)	220	(495)	(514)
TOTAL COMPREHENSIVE LOSS	(22,347)	(22,593)	(5,993)	(7,835)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

F-4

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(U.S. dollars in thousands, except share data)

	Nine months ended September 30, 2026
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	Income (loss)	Deficit	Total

Balance as of January 1, 2026	103,050,266	49	360,013	(10,006)	429	(245,502)	104,983
Exercise of options and vesting of RSUs	6,020,009	-	2,203	-	-	-	2,203
Retirement of treasury shares	-	-	(10,006)	10,006	-	-	-
Stock based compensation	-	-	9,221	-	-	-	9,221
Change in unrealized loss on cash flow hedges	-	-	-	-	(507)	-	(507)
Net loss for the period	-	-	-	-	-	(21,840)	(21,840)
Balance as of September 30, 2026	109,070,275	49	361,431	-	(78)	(267,342)	94,060

	Nine months ended September 30, 2025
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	Income	Deficit	Total

Balance as of January 1, 2025	(*) 106,342,415	49	357,570	(1,613)	601	(213,919)	142,688
Exercise of options and vesting of RSUs	4,060,701	-	460	-	-	-	460
Repurchase of Ordinary Shares	(8,827,737)	-	-	(23,393)	-	-	(23,393)
Stock based compensation	-	-	11,670	-	-	-	11,670
Change in unrealized gain on cash flow hedges	-	-	-	-	220	-	220
Net loss for the period	-	-	-	-	-	(22,813)	(22,813)
Balance as of September 30, 2025	101,575,379	49	369,700	(25,006)	821	(236,732)	108,832

	Three months ended September 30, 2026
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	Income (Loss)	Deficit	Total

Balance as of July 1, 2026	108,280,056	49	358,432	-	417	(261,844)	97,054
Exercise of options and vesting of RSUs	790,219	-	24	-	-	-	24
Stock based compensation		-	2,975	-	-	-	2,975
Change in unrealized loss on cash flow hedges		-	-	-	(495)	-	(495)
Net loss for the period		-	-	-	-	(5,498)	(5,498)
Balance as of September 30, 2026	109,070,275	49	361,431	-	(78)	(267,342)	94,060

	Three months ended September 30, 2025
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	Income (Loss)	Deficit	Total
Balance as of July 1, 2025	(*) 101,833,680	49	365,896	(21,374)	1,335	(229,411)	116,495
Exercise of options and vesting of RSUs	1,069,138	-	75	-	-	-	75
Repurchase of Ordinary Shares	(1,327,439)	-	-	(3,632)	-	-	(3,632)
Stock based compensation	-	-	3,729	-	-	-	3,729
Change in unrealized loss on cash flow hedges	-	-	-	-	(514)	-	(514)
Net loss for the period	-	-	-	-	-	(7,321)	(7,321)
Balance as of September 30, 2025	101,575,379	49	369,700	(25,006)	821	(236,732)	108,832

(*)	Excluding 359,375 Forfeiture Shares

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

F-5

VALENS SEMICONDUCTOR LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(U.S. dollars in thousands)

	Nine months ended September 30
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(21,840)	(22,813)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	1,825	2,271
Stock-based compensation	9,221	11,670
Exchange rate differences	634	369
Realized and unrealized loss on non-designated derivative instruments	33	655
Interest on short-term deposits	167	895
Change in fair value of Forfeiture Shares	-	(1)
Change in earnout liability	(282)	81
Reduction in the carrying amount of ROU assets	1,025	959
Equity in earnings of investee, net of dividend received	(8)	(1)
Changes in operating assets and liabilities:
Trade accounts receivable	(4,839)	(2,169)
Prepaid expenses and other current assets	2,779	(274)
Inventories	(2,971)	(996)
Other assets	94	15
Trade accounts payable	(333)	(1,569)
Accrued compensation	(1,644)	(1,051)
Other current liabilities	(212)	278
Change in operating lease liabilities	(1,193)	(722)
Other long-term liabilities	40	(20)
Net cash used in operating activities	(17,504)	(12,423)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(30,689)	(77,345)
Maturities of short-term deposits	57,062	111,940
Purchase of property and equipment	(374)	(818)
Derivative instruments of non-designated hedges	(30)	(1,315)
Net cash provided by investing activities	25,969	32,462

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Ordinary Shares	-	(23,393)
Earnout payment	(1,962)	-
Exercise of stock options	2,203	460
Net cash provided by (used in) financing activities	241	(22,933)

Effect of exchange rate changes on cash and cash equivalents	(33)	179
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT	8,673	(2,715)
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT AT THE BEGINNING OF THE PERIOD	27,863	35,423
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT AT THE END OF THE PERIOD	36,536	32,708

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalent	35,416	31,588
Restricted deposit	1,120	1,120
Total cash, cash equivalent and restricted deposit	36,536	32,708

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account on property and equipment	-	94
Operating lease liabilities arising from obtaining operating right-of-use assets and lease modifications	326	607

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

F-6

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

NOTE 1 - GENERAL:

a.	Valens Semiconductor Ltd. (hereafter “Valens”, and together with its wholly owned subsidiaries, the “Company”), was incorporated in Israel in 2006.

As of March 31, 2021, the Company began trading on the New York Stock Exchange under the Symbol “VLN”.

Valens is a leading provider of semiconductor products (chips), operates in the Audio-Video, industrial, machine vision, medical (all referred to as the “CIB”) and Automotive industries, renowned for its Physical Layer (PHY) technologies, enabling resilient high-speed connectivity over simple, low-cost infrastructure. Valens is the inventor of the HDBaseT Technology, which enables the converged delivery of ultra-high-definition digital video and audio, Ethernet, control signals, USB and power through a single cable. In the audio-video space, Valens’ HDBaseT technology enables plug-and-play digital connectivity between ultra-HD video sources and remote displays. In the automotive domain, Valens’ product offering includes both symmetric and asymmetric connectivity solutions for high bandwidth transmission of native interfaces over single low-cost wires and connectors. Valens’ advanced PHY technologies for the auto industry provides the safety and resilience required to handle the noisy automotive environment, addressing the needs of Advanced driver-assistance systems (ADAS), Automotive Data Solutions (ADS), infotainment, telematics and backbone connectivity.

b.	On October 7, 2023, Hamas launched a series of attacks on civilian and military targets in Southern Israel and Central Israel, to which the Israel Defense Forces responded. In addition, Iran, Hezbollah and the Houthi movement attacked military and civilian targets in Israel, to which Israel responded, including through increased air and/or ground operations in Lebanon, Syria, Yemen and Iran. Following years of conflict in the region, on October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. On February 28, 2026, the United States and Israel launched joint combat operations in Iran to which Iran and Hezbollah responded with ballistic missile and drone attacks on Israel as well as other countries and U.S. military bases in the region. Although the United States and Iran have announced ceasefire and de-escalation arrangements from time to time, including a memorandum of understanding entered into on June 17, 2026 that contemplates the termination of military operations on multiple fronts, hostilities have resumed and may continue or escalate. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region last and become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict.

c.	During July 2026, the NYSE initiated delisting proceedings for the Company’s publicly traded warrants (under the Symbol “VLNW”) and halted trading in such warrants effective July 24, 2026. On September 29, 2026, these warrants expired.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

The results of operations for the nine and three months ended September 30, 2026, are not necessarily indicative of the results to be expected for the full year ending December 31, 2026. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements that were included in Form 20-F for the year ended December 31, 2025.

F-7

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The carrying value of cash and cash equivalents, accounts receivables, deposits and accounts payable (included in the condensed consolidated balance sheets) approximates their fair value because of their generally short maturities.

There have been no material changes in our significant accounting policies as described in our consolidated financial statements for the year ended December 31, 2025.

b.	New Accounting Pronouncements

Accounting pronouncements effective in future periods:

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense and ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, general and administrative, and research and development). The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

In September 2025, the FASB issued Accounting Standards Update 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 provides targeted improvements to the accounting for internal-use software costs by replacing the existing project-stage model with a principles-based approach to determine when capitalization of costs should begin. ASU 2025-06 is effective for all entities, on a prospective basis, for annual reporting periods beginning after December 15, 2027, including interim reporting periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential impact that ASU 2025-06 will have on its consolidated financial statements.

In December 2025, the FASB issued Accounting Standards Update 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”). The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. ASU 2025-10 permits an entity to apply the new guidance using a modified prospective basis, a modified retrospective basis, or a full retrospective basis. The Company is currently evaluating the impact of ASU 2025-10 on its consolidated financial statements.

F-8

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 3 - INVENTORIES:

	September 30, 2026	December 31, 2025
	U.S. dollars in thousands
Work in process	8,024	5,008
Finished goods	5,064	5,109
	13,088	10,117

Inventories write-downs amounted to approximately $195 thousand and $9 thousand during the nine months ended September 30, 2026, and 2025, respectively. Inventories write-downs amounted to approximately $53 thousand and $0 thousand during the three months ended September 30, 2026, and 2025, respectively. Inventories write-downs are recorded in cost of revenues.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Noncancelable Purchase Obligations

The Company depends upon third party subcontractors for manufacturing of wafers, packaging and final tests. As of September 30, 2026, and December 31, 2025, the total value of open purchase orders acknowledged by such manufacturing contractors was approximately $11,924 thousand and $5,333 thousand, respectively.

The Company has noncancelable purchase agreements for certain IP embedded in the Company’s products as well as certain agreements for the license of development tools used by the development team. As of September 30, 2026, and December 31, 2025, the total value of non-paid amounts related to such agreements were $3,332 thousand and $5,015 thousand, respectively.

b.	Legal proceedings

As of September 30, 2026 and December 31, 2025, the Company is not a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

On March 26, 2024, the Company received a complaint from a customer (hereafter ‘Customer’) regarding allegedly damaged chips due to a certain batch production incident that customer embedded in its product. The Company identified and remedied the production process.

On September 10, 2024, the Customer sent a cost claim letter in the amount of 2,096 thousand Euro.

In 2024, the Company recorded a relevant provision in its books, within its other current liabilities. Relevant expenses were recorded in the general and administrative expenses.

In June 2025, following the ongoing discussions with the Customer and updated indications, the Company decreased the provision in its financial statements by $323 thousand. The reversal of the provision was recorded in the general and administrative expenses.

In October 2025, the insurance company provided a draft release and discharge agreement to be signed by the Company, the Customer, and the insurer. Subject to the final execution of such agreement by all parties, the insurance company will pay the Customer $1,726 thousand, less a $250 thousand retention amount to be paid by the Company, as final settlement of the claim.

F-9

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Based on the progress achieved and the insurance company’s written confirmation of its intent to settle, management determined that the realization of the reimbursement from the insurer is probable and the amount is reasonably estimable. Accordingly, the Company recognized in September 2025 an insurance recovery asset of $1,476 thousand (representing the expected reimbursement from the insurer). The related income was recognized within general and administrative expenses in the consolidated statement of operations.

In December 2025, following the draft release and discharge agreement, and the Customer’s feedback to this letter, the Company decreased the provision in its financial statements by additional $412 thousand. Reversal of the provision was recorded in the general and administrative expenses.

During June 2026 the parties signed the release and discharge agreement. As of September 30, 2026, the provision amounted to $250 thousand, after the insurance paid the Customer $1,476 thousands. The remaining difference of $250 thousand reflects the retention amount to be paid by the Company.

NOTE 5 - OTHER CURRENT LIABILITIES:

	September 30, 2026	December 31, 2025
	U.S. dollars in thousands

Accrued vacation	3,588	3,707
Tax authority and other institutions	73	347
Estimated accrual for a certain batch production incident	250	1,726
Derivative liabilities	132	-
Accrued expenses	2,916	1,274
Revenue Earnout payables (please refer to Note 6)	-	1,962
Other	129	114
	7,088	9,130

NOTE 6 - EARNOUT LIABILITY:

During 2024 the Company acquired Acroname Inc., a US company specializing in advanced automation and control technologies. With respect to the Acroname’s acquisition, the Company shall be obligated to pay Acroname’s former shareholders earn out payments of up to $7.2 million, of which an amount of $1.5 million upon completion of a development of a certain product by June 2026, and the remaining amount depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025.

The Company recorded earn-out liability in connection with these payments at fair value on the acquisition date.

Each reporting period thereafter, the Company revaluated the earn-out liability and records the changes in their fair value in the consolidated statements of operations and comprehensive loss.

Changes in the fair value of earnout liability can result from adjustments to the discount rates, revenues, profitability targets and achievement of mutual development project. This fair value measurement represents Level 3 measurements, as they are based on significant inputs not observable in the market. Significant judgment is required in determining the assumptions utilized as of the acquisition date and for each subsequent period.

F-10

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 6 - EARNOUT LIABILITY (continued):

As of December 31, 2025, after achieving the revenue, EBITDA and cash flow targets, the Company calculated the Revenues Earnout according to the actual revenues achieved during the period starting from the Closing date and until December 31, 2025. The Revenues Earnout, amounting to $1,962 thousand, was included in the other current liabilities as of December 31, 2025, and was paid in March 2026.

As of December 31, 2025, the Company calculated the Joint Product Earnout using the probability that the targets will be achieved, a discount rate of 13.22% and expected term of 0.5 years.

As of September 30, 2026, the period for achieving the joint product target had expired, and the target had not been achieved. Accordingly, the Company has no remaining obligation in respect of the Joint Product Earnout as of that date.

The following table summarizes the activity for the earnout liability, where fair value measurement is estimated utilizing Level 3 inputs:

	Nine months ended September 30, 2026	Year ended December 31, 2025
	U.S. dollars in thousands
Fair value at the beginning of the period	282	2,413
Reclassification of Revenues Earnout to other current liabilities	-	(1,962)
Change in fair value of earnout liability	(282)	(169)
Fair value at the end of the period	-	282

NOTE 7 - DERIVATIVES AND HEDGING:

Derivatives

Generally accepted accounting principles require all derivatives, whether designated in a hedging relationship or not, to be recorded on the balance sheet at fair value. These derivative instruments are measured at fair value within Level 2 of the fair value hierarchy. The Company’s earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The Company’s foreign currency risk management strategy is principally designed to mitigate the future potential financial impact of changes in the U.S. Dollar value of anticipated transactions and balances denominated in ILS resulting from changes in USD/ILS exchange rates. The Company entered into derivative transactions, specifically foreign currency forward contracts, to manage its exposure to foreign currency exchange risk to reduce earnings volatility. The Company does not enter into derivative transactions for trading or speculative purposes.

Non-Designated Hedges

The Company hedges its foreign currency monetary assets primarily resulting from foreign currency denominated short-term deposits with foreign exchange forward contracts to reduce the risk that the Company’s earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These contracts have maturities of up to approximately 12 months. Generally, the Company does not designate these foreign currency forward contracts as hedges for accounting purposes and changes in the fair value of these instruments are recognized immediately in earnings. Any gains or losses on the underlying foreign-denominated balance are offset by the losses or gains on the forward contract. Derivative instruments are recorded as other current assets or other current liabilities.

As of September 30, 2026, the derivative instruments are recorded as other current liabilities ($12 thousand). Gains and losses on forward contracts and foreign denominated deposits are included in financial income (expenses), net. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction, within cash flows from investing activities.

F-11

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 7 - DERIVATIVES AND HEDGING (continued):

As of September 30, 2026 and December 31, 2025, the Company had outstanding forward contracts not designated as hedging instruments with notional and fair value amounts equivalent to the following:

Currency Hedged	September 30, 2026	December 31, 2025
	U.S. dollars in thousands
Israeli Shekel / U.S. Dollar	849	311
Fair value of derivatives assets	-	2
Fair value of derivatives liabilities	12	-

The following table shows the effect of our non-designated hedges on the Consolidated Statements of Operations for the three and nine months ended September 30, 2026, and 2025:

		Nine months ended September 30,		Three months ended September 30,
	Location	2026	2025	2026	2025
	of Gain (Loss)	U.S. dollars in thousands
Net realized and unrealized loss, excluding the underlying foreign currency exposure being hedged	Financial expenses, net	(33)	(655)	(30)	(36)

For the nine months ended September 30, 2026 and 2025, foreign currency profit, net was $0 and $781 thousand, respectively. For the three months ended September 30, 2026 and 2025, foreign currency profit, net was $0 and $50 thousand, respectively.

Designated Hedges

The Company has a foreign currency cash flow hedging program, designed to hedge the Company’s foreign exchange rate risk, resulting from ILS payroll expenses. The Company hedges portions of its forecasted payroll payments denominated in ILS for a period of up to 12 months, using forward contracts that are designated as cash flow hedges, as defined by ASC 815. Derivative instruments are recorded as other current assets or other current liabilities, according to the timing of the cash flows. As of September 30, 2026, the derivative instruments are recorded as other current assets ($42 thousand) and other current liabilities ($120 thousand). As of December 31, 2025, the derivative instruments are recorded as other current assets ($429 thousand). For these derivative instruments, designated as a cash flow hedge, gains and losses are reported as a component of other comprehensive income or loss and reclassified into earnings in the same line item associated with the hedged transaction and in the same period or periods during which the hedged transaction affects the statement of operations. As of September 30, 2026, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income or loss to earnings during the next twelve months. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction, within cash flows from operating activities.

The notional and fair value amount and fair value of outstanding derivatives at the end of each period were:

	September 30, 2026	December 31, 2025
	U.S. dollars in thousands
Notional amount of foreign currency contracts	14,800	10,921
Fair value of foreign currency contract assets	42	429
Fair Value of foreign currency contract liabilities	120	-

F-12

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 7 - DERIVATIVES AND HEDGING (continued):

The change in accumulated other comprehensive income or loss relating to gains or losses on derivatives used for hedging was as follows:

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025
	U.S. dollars in thousands
Other comprehensive income (loss) before reclassifications	873	1,555	(323)	207
Amounts reclassified out of accumulated other comprehensive income (*)	(1,380)	(1,335)	(172)	(721)
Other comprehensive income (loss), net	(507)	220	(495)	(514)

(*)	Amounts of gains or losses reclassified from other comprehensive income or loss into profit or loss are recorded in cost of revenue and operating expenses.

In the nine months ended September 30, 2026, $42 thousand, $835 thousand, $299 thousand and $204 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively. In the nine months ended September 30, 2025, $36 thousand, $837 thousand, $267 thousand and $195 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively. In the three months ended September 30, 2026, $11 thousand, $100 thousand, $38 thousand and $23 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively. In the three months ended September 30, 2025, $20 thousand, $446 thousand, $145 thousand and $110 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively.

NOTE 8 - TREASURY SHARES:

a.	On December 27, 2024, the Company initiated a share repurchase program (the – “Buyback”), at an aggregate amount of up to $10 million. During 2024 and 2025, the Company has repurchased in the open market a total of 3,302,194 shares at a total consideration of $10 million.

b.	On February 11, 2025, the Company initiated a second share repurchase program (the – “Second Buyback”), at an aggregate amount of up to $15 million. During 2025, The Company has repurchased in the open market a total of 6,151,225 shares at a total consideration of $15 million.

Overall, in the framework of the Buyback and the Second Buyback, the Company repurchased a total amount of 9,453,419 Ordinary Shares, for a total amount of $25 million.

During 2025, 6,151,225 shares were formally cancelled and retired from the Company’s issued share registration. On January 22, 2026, 3,302,194 shares were formally cancelled and retired from the Company’s issued share registration.

NOTE 9 - STOCK-BASED COMPENSATION:

Stock Options

As of September 30, 2026, and December 31, 2025, the number of Ordinary Shares included in the Company’s option plans totaled to 49,893,452 and 44,740,618, respectively.

4,950,289 out of the outstanding options that have not yet vested as of September 30, 2026, have acceleration mechanisms according to certain terms set forth in the grant agreements primarily in the case of an M&A Transaction which constitutes a Liquidation Event.

F-13

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 9 - STOCK-BASED COMPENSATION (continued):

As of September 30, 2026, the unrecognized compensation costs related to those unvested stock options are $2,772 thousand, which are expected to be recognized over a weighted-average period of 2.96 years.

During 2026, the company extended the expiration date of 790,402 fully vested outstanding stock options that were supposed to expired during 2026. The company recorded expenses in the amount of $199 thousand, in the period ended on September 30,2026. These expenses represent the incremental fair value on the modification date.

The following is a summary of the status of the Company’s share option plan as of September 30, 2026:

	Nine months ended
	September 30, 2026
	Number of Options	Weighted-Average Exercise price
Options outstanding as of December 31, 2025	15,857,856	$1.81
Granted during the period	722,628	$1.81
Exercised during the period	(2,682,406)	$0.82
Forfeited during the period	(747,793)	$2.46
Options outstanding as of September 30, 2026	13,150,285	$1.98
Options exercisable as of September 30, 2026	6,707,496	$1.23

The following table summarizes information about stock options outstanding as of September 30, 2026:

Outstanding as of September 30, 2026					Exercisable as of September 30, 2026
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$0.15-$0.86	5,574,854	3.39	0.82	5,909	5,574,854	3.39	0.82	5,909
$1.66-$1.87	372,539	5.80	1.66	82	202,127	5.39	1.66	44
$2.00-$2.13	2,730,710	6.27	2.00	-	37,140	5.00	2.13	-
$2.27	894,460	5.36	2.27	-	15,653	5.93	2.27	-
$2.39-$2.41	538,709	3.04	2.40	-	538,709	3.04	2.40	-
$3.25	1,350,000	2.21	3.25	-	-	-	-	-
$4.25	1,350,000	6.21	4.25	-	-	-	-	-
$4.99	147,306	1.01	4.99	-	147,306	1.01	4.99	-
$5.36	131,250	0.08	5.36	-	131,250	0.08	5.36	-
$7.58	56,920	1.74	7.58	-	56,920	1.74	7.58	-
$9.07	3,537	2.21	9.07	-	3,537	2.21	9.07	-

The calculated fair value of option grants was estimated using the Black-Scholes option-pricing model with the following assumptions:

	For the nine months ended on September 30, 2026	For the nine months ended on September 30, 2025
Expected term	4-5	4-5
Expected volatility	68.19%-71.68%	59.63%-65.99%
Expected dividend rate	0%	0%
Risk-free rate	3.65%-4.76%	3.70%-4.36%

During the nine-month period ended on September 30, 2026, 572,628 options and 773,929 restricted shares were granted to related parties (please refer to Note 13 for further information).

F-14

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 9 - STOCK-BASED COMPENSATION (continued):

As of September 30, 2026, the unrecognized compensation costs related to unvested stock options was $3,497 thousand, which are expected to be recognized over a weighted-average period of 2.88 years.

The weighted-average fair value of the options that were granted during the nine-month period ended September 30, 2026, was $1.81 at the grant date.

The total intrinsic value of options exercised during the period of nine months ended September 30, 2026 was $4,261 thousand.

The following table presents the classification of the stock options expenses for the periods indicated:

	Nine months ended September 30		Three months ended September 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Cost of revenue	61	62	21	25
Research and development	300	296	217	67
Sales and marketing	79	131	49	47
General and administrative	1,056	530	224	219
Total stock-based compensation	1,496	1,019	511	358

Restricted Stock Units

The following is a summary of the status of the Company's RSU's as of September 30, 2026, as well as changes during the period of nine months ended September 30, 2026:

	Number of RSUs	Weighted-Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	8,602,317	$2.95
Granted during the period	4,828,811	$1.41
Vested during the period	(3,337,603)	$3.17
Forfeited during the period	(1,449,877)	$2.56
Outstanding at the end of the period	8,643,648	$2.07

As of September 30, 2026, the unrecognized compensation cost related to unvested RSUs totaled to approximately $15,387 thousand and is expected to be expensed over a weighted-average recognition period of approximately 2.35 years.

During the nine-month period ended on September 30, 2026, 773,929 RSU's were granted to several related parties (please refer to Note 13 for further information).

The following table presents the classification of RSU's expenses for the periods indicated:

	Nine months ended September 30		Three months ended September 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Cost of revenue	557	689	186	230
Research and development	3,796	5,255	1,264	1,729
Sales and marketing	1,844	2,775	591	800
General and administrative	1,528	1,932	423	612
Total stock-based compensation-RSUs	7,725	10,651	2,464	3,371

F-15

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 10 - NET LOSS PER ORDINARY SHARE:

The following table sets forth the computation of basic and diluted net loss per Ordinary Share for the periods indicated:

	Nine months ended		Three months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Basic net loss per Ordinary Share
Numerator:
Net loss	(21,840)	(22,813)	(5,498)	(7,321)

Denominator:
Weighted average Ordinary Shares and vested RSUs – basic and diluted	107,042,978	103,398,521	108,844,756	101,387,826
Basic and dilutive net loss per Ordinary Share	(0.20)	(0.22)	(0.05)	(0.07)

The following weighted-average Ordinary Shares of securities and vested RSU’s were not included in the computation of diluted net loss per common share as their effect would have been antidilutive:

	Nine months ended		Three months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Options	14,383,258	11,145,823	13,142,042	11,744,039
Unvested Restricted Stock Units	9,345,872	9,151,496	9,276,896	10,060,385
Private Warrants	3,330,000	3,330,000	3,330,000	3,330,000
Public Warrants	5,750,000	5,750,000	5,750,000	5,750,000
Forfeiture Shares	-	359,375	-	359,375

NOTE 11 - FINANCIAL INCOME, NET:

	Nine months ended September 30		Three months ended September 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Foreign currency exchange differences	(634)	(369)	298	(212)
Net realized and unrealized loss on derivative instruments	(33)	(655)	(30)	(36)
Interest income on short-term deposits	2,253	3,310	702	988
Other	(81)	(97)	(59)	(14)
Total financial income , net	1,505	2,189	911	726

F-16

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 12 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER:

a.	The chief operating decision maker (the "CODM") is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments based on the two markets the Company serves:

Cross Industry Business: The Company’s solutions for the non-automotive verticals, including audio-video, industrial, machine vision and medical markets, that deliver superior, plug-and-play convergence and distribution of different interfaces, through a single long-distance category cable.

Automotive: Valens Automotive delivers safe & resilient high-speed in-vehicle connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.

For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance. Assets information is not provided to the CODM and is not reviewed. Revenues and cost of goods sold are directly associated with the activities of a specific segment. Direct operating expenses, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses which cannot be attributed directly, are allocated evenly between segments. Other operating expenses are allocated to segments based on headcount ratio.

The CODM monitors the gross profit of each segment to analyze fluctuations relative to prior periods (cost reductions, change in product mix etc.).

The CODM uses segment operating profit (loss) to evaluate income (loss) in deciding whether to reinvest profits into the segment. Segment operating profit (loss) is used to monitor budget versus actual results, in order to assess the performance of the segment.

	Nine months ended on September 30, 2026
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	38,125	18,751	56,876
Cost of revenues	11,902	9,722	21,624
Gross profit	26,223	9,029	35,252
Research and development expenses	20,022	11,121	31,143
Sales and marketing expenses	8,981	6,723	15,704
General and administrative expenses	6,455	5,437	11,892
Change in earnout liability	(282)	-	(282)
Segment operating loss	(8,953)	(14,252)	(23,205)

Financial income , net			1,505
Loss before taxes on income			(21,700)

Depreciation and amortization expenses	1,289	536	1,825
Stock-based compensation	5,033	4,188	9,221

F-17

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 12 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Nine months ended on September 30, 2025
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	37,802	13,420	51,222
Cost of revenues	11,836	7,047	18,883
Gross profit	25,966	6,373	32,339
Research and development expenses	20,217	11,374	31,591
Sales and marketing expenses	8,204	7,770	15,974
General and administrative expenses	6,257	3,318	9,575
Change in earnout liability	81	-	81
Segment operating loss	(8,793)	(16,089)	(24,882)
Change in fair value of forfeiture Shares			1
Financial income, net			2,189
Loss before taxes on income			(22,692)

Depreciation and amortization expenses	1,595	676	2,271
Stock-based compensation	5,367	6,303	11,670

	Three months ended on September 30, 2026
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	14,045	7,867	21,912
Cost of revenues	4,656	3,630	8,286
Gross profit	9,389	4,237	13,626
Research and development expenses	6,224	4,549	10,773
Sales and marketing expenses	3,156	2,141	5,297
General and administrative expenses	2,164	1,713	3,877
Segment operating loss	(2,155)	(4,166)	(6,321)

Financial income, net			911
Loss before taxes on income			(5,410)

Depreciation and amortization expenses	424	174	598
Stock-based compensation	1,646	1,329	2,975

F-18

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 12 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Three months ended on September 30, 2025
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	13,226	4,109	17,335
Cost of revenues	4,081	2,332	6,413
Gross profit	9,145	1,777	10,922
Research and development expenses	7,058	3,745	10,803
Sales and marketing expenses	2,661	2,540	5,201
General and administrative expenses	2,025	186	2,211
Change in earnout liability	744	-	744
Segment operating loss	(3,343)	(4,694)	(8,037)
Change in fair value of forfeiture Shares			1
Financial income, net			726
Loss before taxes on income			(7,310)

Depreciation and amortization expenses	525	218	743
Stock-based compensation	1,734	1,995	3,729

b.	Geographic Revenues:

The following table shows revenue by geography, based on the customers’ “bill to” location:

	Nine months ended September 30		Three months ended September 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Domestic (Israel)	280	269	35	76
China	5,021	7,170	2,763	2,596
Hong Kong	4,759	7,443	1,647	2,349
Hungary	8,956	6,105	3,589	1,395
United States	7,358	6,867	2,129	2,538
Portugal	8,619	7,064	3,690	2,508
Other	21,883	16,304	8,059	5,873
	56,876	51,222	21,912	17,335

c.	Supplemental data - Major Customers:

The following tables summarize the significant customers’ (including distributors) accounts receivable and revenues as a percentage of total accounts receivable and total revenues, respectively:

	September 30, 2026	December 31, 2025
Accounts Receivable	% of Account Receivable
Customer A	16%	16%
Customer B	15%	15%
Customer C	10%	15%
Customer D	9%	10%
Customer E	5%	10%

F-19

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 12 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025
Revenues	% of Revenues
Customer A	14%	14%	16%	14%
Customer B	8%	8%	10%	7%
Customer C	7%	10%	10%	12%
Customer D	12%	6%	14%	2%

d.	Long-lived assets by Geography:

	September 30, 2026	December 31, 2025
	U.S. dollars in thousands
Domestic (Israel)	7,308	8,657
China	246	138
USA	740	871
Other	64	136
	8,358	9,802

NOTE 13 - RELATED PARTIES TRANSACTIONS:

a.	During the nine months ended September 30, 2026, the Company granted 572,628 stock options at a weighted average exercise price of $1.76 to several executive officers and members of the Board of Directors (“Board”). 175,000 stock options were granted during the three months ended September 30, 2026 at an exercise price of $2.00.

In addition, during the nine months ended September 30, 2026, the Company granted 773,929 RSUs to several executive officers and Board members of the Company. 85,000 RSUs were granted to an executive officer of the Company during the three months ended on September 30, 2026.

The fair value of the stock options that were granted during the nine months ended September 30, 2026, is $647 thousand, which is expected to be recognized over a 1-4-year vesting period, and the fair value of the granted RSUs is $1,353 thousand, which is expected to be recognized over a 1-4-years vesting period.

b.	During August 2026, the Company and PTK Technologies, LLC (“PTK”), a related party whose CEO is a member of the Board, signed a Service Provider Agreement (the “Agreement”). Pursuant to the Agreement, PTK will provide the Company with business development activities in China, in consideration of a monthly retainer in the amount of $15 thousand.

In addition to the monthly fee, subject to the prior approval of the Company’s Board, PTK may be entitled to a success fee upon the completion and execution by the Company of a definitive contract for the sale of Company’s products in mass production. As of September 30, 2026, no such contract has been executed.

F-20